Sphere 3D to Hold Annual Shareholders Meeting
and Provide Update on Business

Not for distribution in the United States or through United States wire services

Mississauga, ONTARIO – September 16th, 2013 – Sphere 3D Corporation (TSXV-ANY) (the “Company”), developer of Glassware 2.0™ foundational thin client technology, is pleased to announced that the Company will be holding its Annual Shareholders Meeting today, Monday, September 16th, 2013 at 10:00 a.m. EDT at XChange Conference Centre, 121 King Street West, Suite 1760, Toronto, Ontario.

Following the formal portion of the meeting, Management will present a slide presentation, update shareholders on current developments and demonstrate some of its products. The slide presentation will then be posted under the investor section of the Company’s website at http://www.sphere3d.com/investors. The nature of the business to be transacted at the Meeting is described in further detail in the Management Information Circular of the Company dated August 9, 2013 and available on SEDAR.

Sphere 3D Contact:
Sphere 3D Corporation
Peter Tassiopoulos, Chief Executive Officer
Tel: (416) 749-5999
Peter.Tassiopoulos@Sphere3D.com

About Sphere 3D Corporation
Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud-connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com

Forward-Looking Statements
This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the company's filings with Canadian securities regulators (www.sedar.com).

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